Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AeroTurbine Signs Five Year Lease Agreement with Aveos for Aviation Components

Amsterdam and Miami; February 5, 2009 – AerCap Holdings N.V. (“AerCap,” NYSE: AER) announced today that its subsidiary AeroTurbine Inc., Miami, has signed an agreement with aviation maintenance company Aveos, formerly “ACTS” and “Air Canada Technical Services”, for an initial period of five years. Under this non-exclusive agreement, AeroTurbine will supply Aveos with certain engine and airframe components.

Initially, AeroTurbine will acquire and lease certain Airbus A320 and Boeing 737 rotables to Aveos. AeroTurbine will also lease additional inventory to Aveos to augment their current inventory. Aveos is authorized to position the material at various locations around the world to meet its customer needs.

“Following our agreement with British Airways last year, this transaction again demonstrates AeroTurbine’s ability to contract long-term business in the inventory logistics arena with equally long-term revenue streams,” said Michael King, AeroTurbine President and Chief Executive Officer.  “We look forward to building upon an already strong business relationship with Aveos and together further increasing the market impact of our combined supply chain management capabilities.”

“The agreements will further strengthen Aveos’ rotables inventory to continue providing customers with efficient, integrated solutions for today’s competitive marketplace, as well as providing support to the Engine Solutions unit,” said Tom Wilson, Vice President, Component Maintenance and Business Development, Aveos. “We look forward to a continued relationship with AeroTurbine that has demonstrated flexibility in their ideas and solutions.”

AeroTurbine and Aveos have also signed a five-year agreement under which Aveos will support AeroTurbine with engine repairs and overhaul for the CFM56-2/3 & -5 engine types.

About AerCap and AeroTurbine

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AeroTurbine is a subsidiary of AerCap focusing on engine leasing and trading, airframe and engine disassembly, aviation supply chain solutions, part sales and MRO services.

About Aveos

Aveos is a full-service maintenance, repair and overhaul (MRO) provider of airframe, engine, component and maintenance solutions. From maintenance facilities across Canada and in El Salvador, Aveos provides integrated service solutions to over 100 customers, while focusing on building a robust network of strategic alliances (www.aveos.com).

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com